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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                           INTERSTATE HOTELS COMPANY
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                               (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                        (TITLE OF CLASS OF SECURITIES)

                                   460886104
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                                (CUSIP NUMBER)

                                 DAVID J. FINE
                           INTERSTATE HOTELS COMPANY
                                FOSTER PLAZA TEN
                               680 ANDERSEN DRIVE
                         PITTSBURGH, PENNSYLVANIA 15220
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                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 2, 1997
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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ITEM 4. PURPOSE OF TRANSACTION

     The information set forth in Item 6 below is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On December 2, 1997, Interstate Hotels Company (the "Company"), Patriot American Hospitality, Inc. ("Patriot") and Patriot American Hospitality Operating Company ("OPCO") entered into an Agreement and Plan of Merger (the "Merger Agreement"). As an inducement to enter into the Merger Agreement, the trusts for which the undersigned is trustee (the "Signatory Trusts") entered into a Shareholders Agreement (the "Shareholders Agreement") among the Company, Patriot, OPCO, the Signatory Trusts and certain other shareholders of the Company (together with the Signatory Trusts, the "Trusts"). Pursuant to the Shareholders Agreement, among other things, the Trusts granted Patriot an irrevocable proxy to vote a number of shares owned by them equal to 19.9% of the outstanding shares of Common Stock of the Company in favor of the adoption of the Merger Agreement and approval of the merger provided for in the Merger Agreement (the "Merger"), agreed not to dispose of Common Stock beneficially owned by them (subject to certain exceptions) and agreed to certain other covenants, certain of which are applicable only upon the occurrence of the Merger. The foregoing summary of the Shareholders Agreement is qualified in its entirety by reference to the Shareholders Agreement filed as Exhibit 5 hereto and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit No.                        Description
     -----------                        -----------

         5 Shareholders Agreement, dated December 2, 1997, among Interstate Hotels Company, Patriot American Hospitality, Inc., Patriot American Hospitality Operating Company and the shareholders of Interstate Hotels Company named on the signature page thereto (incorporated by reference to
                     Exhibit 10.1 to Patriot American Hospitality, Inc.'s and Patriot American Hospitality Operating Company's Current Report on Form 8-K dated December 2, 1997)
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                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Dated: December 5, 1997                /s/ DAVID J. FINE
                                        --------------------------------------
                                        David J. Fine




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                                 EXHIBIT INDEX

Exhibit No.                      Description
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    5             Shareholders Agreement, dated December 2, 1997, among
                  Interstate Hotels Company, Patriot American Hospitality, Inc., Patriot American Hospitality Operating Company and the shareholders of Interstate Hotels Company named on the signature page thereto (incorporated by reference to Exhibit
                  10.1 to Patriot American Hospitality, Inc.'s and Patriot American Hospitality Operating Company's Current Report on Form 8-K dated December 2, 1997)